UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On February 20, 2009, NTS Mortgage Income Fund (the "Fund") sent a letter to its stockholders providing an update on the status of the Fund's dissolution and liquidation process. A copy of the letter is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

      (a)   Financial Statements of Businesses Acquired: N/A
      (b)   Pro Forma Financial Information: N/A
      (c)   Shell Company Transactions: N/A
      (d)   Exhibits:
                99.1   Letter to Stockholders dated February 20, 2009

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: February 20, 2009



7103 S. Revere Parkway
Centennial, CO 80112

LETTER TO STOCKHOLDERS DATED FEBRUARY 20, 2009

Dear NTS Mortgage Income Fund Stockholders:

We are writing to provide an update on the status of the Fund's dissolution and liquidation process. Since the Fund's Board of Directors (the "Board") adopted the Plan of Dissolution and Liquidation ("Liquidation Plan") on December 10, 2009, it has taken a number of steps in implementing the Liquidation Plan.

In accordance with its organizational documents, and consistent with the Liquidation Plan, on December 31, 2008, the Fund filed a certificate of dissolution with the Secretary of State of the State of Delaware. Effective the same day, Mr. Gerald Thomas retired from the Board. In light of Mr. Thomas' retirement, rather than undertaking the time and expense of locating an additional independent director, Mr. Brian Lavin concurrently resigned as a member of the Board so that the Board would continue to be comprised of a majority of independent directors. Mr. Lavin remains in his position as president of the Fund. As a result of these changes, the Board is now comprised of two independent directors, Messrs. Robert Day and Robert Guimbarda, and one affiliated director, Mr. J.D. Nichols.

The Fund entered into a series of agreements with Residential Management and NTS Development Company (collectively referred to as "NTS") intended to address certain of the Fund's liquidity requirements along with its relationship with NTS and its affiliates in connection with the Liquidation Plan. These agreements are anticipated to enhance the possibility that the Fund will be able to proceed with an orderly liquidation.

The Fund entered into a Services and Development Agreement (the "Services Agreement") with Residential Management. The Services Agreement became effective on January 1, 2009, and supersedes and replaces all of the Fund's management agreements with NTS or its affiliates except for the Advisory Agreement between the Fund and NTS Advisory Corporation. Although no services are currently being provided pursuant to the Advisory Agreement, it was not terminated in order to maintain the guaranty obligations that NTS Guaranty Corporation owes to the Fund's stockholders and National City Bank. Pursuant to the terms of the Guaranty Agreement from NTS Guaranty Corporation, the termination of the Advisory Agreement could potentially have resulted in a release of those obligations. The calculation of compensation and expense reimbursements to be received by NTS under the Services Agreement remains the same as under the prior agreements.

The Fund also negotiated a letter (the "Deferral/Advancements Letter") with NTS obtaining NTS' agreement to defer payment of amounts due them from the Fund, and to make advances to cover shortfalls for expenses of the Fund through December 31, 2009, excluding the principal repayments due to National City Bank on April 1, 2009, and September 1, 2009, and any other principal prepayment which may be requested or sought by National City Bank. In exchange, NTS, and its affiliates, required the Fund and its subsidiaries to execute promissory notes evidencing the obligation to repay the deferred amounts and the advances owed as of December 31, 2008. These notes total $4,372,611.28, and are due on December 31, 2009. Based on the Fund's anticipated 2009 budget, it is unlikely the Fund will generate sufficient revenue to repay the promissory notes in full when due. The Fund intends to seek an extension or renegotiation of the unpaid balances on the promissory notes prior to their maturity. There can be no assurance, however, that an extension or renegotiation of any of the promissory notes will be achieved prior to their maturity, or at all.

In partial payment of these promissory notes NTS has agreed to accept certain assets from the Fund. A wholly-owned subsidiary of the Fund ("NTS/Lake Forest") entered into a contract of sale pursuant to which NTS/Lake Forest agreed to sell certain undeveloped real estate consisting of approximately 14 acres of land located in Louisville, Kentucky. The purchase price of $1,660,000 was based on a third-party appraisal obtained by the Fund. In addition, Orlando Lake Forest Joint Venture, a Florida joint venture in which the Fund holds 50 percent ownership interest, agreed to sell four unimproved lots in the Lake Forest subdivision located in Sanford, Florida, for a purchase price of $1,272,000. This purchase price was also based on a third party appraisal obtained by the Fund. The Fund's portion of the aggregate net sales proceeds from the sale of the four unimproved lots is approximately $636,000. The Fund expects these sales to close in April 2009, but there can be no assurance that they will close on time, or at all.

As previously disclosed, and discussed in the letter to stockholders dated January 16, 2008, the Fund decided to cease filing quarterly reports on Form 10-Q or annual reports on Form 10-K with the Securities and Exchange Commission ("SEC"). The Fund, however, will continue to disclose material events and information by filing current reports on Form 8-K with the SEC as often as warranted. We anticipate that the Fund will also continue to provide informational reports to its stockholders, such as this letter. Such informational reports will be disclosed to the public through Form 8-K filings with the SEC.

We anticipate sending by March 31, 2009 further information on the Fund's liquidation status along with audited financial statements for the year ended December 31, 2008. In the meantime, further information regarding the Fund, including its quarterly and annual reports, can be obtained free of charge on its website at www.ntsdevelopment.com. If you have further questions, you may also contact the Fund's Investor Services Department at 1-800-928-1492.

Very truly yours,

NTS Mortgage Income Board of Directors

Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe," or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risk and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the Private Securities Act of 1995 should be evaluated in the context of the factors.